                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                 ------------------

                                 SCHEDULE 14D-1
                TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                      OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)
                                 FINAL AMENDMENT

                                 ------------------

                      DAMSON/BIRTCHER REALTY INCOME FUND I
                            (NAME OF SUBJECT COMPANY)
                              GRAPE INVESTORS, LLC
                      A DELAWARE LIMITED LIABILITY COMPANY

                           ARLEN CAPITAL ADVISORS, LLC
                                    (BIDDER)


                          LIMITED PARTNERSHIP INTERESTS
                         (TITLE OF CLASS OF SECURITIES)


                                      NONE
                      (CUSIP Number of Class of Securities)

                                 ------------------

                             Don Augustine, Manager
                           Arlen Capital Advisors, LLC
                       1650 Hotel Circle North - Suite 200
                          San Diego, California  92108
                                 (619) 686-2002
           (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications on Behalf of Bidder)




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                                      14D-1


CUSIP NO. (None)                                             Page 2 of 4 Pages

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  i. Names of Reporting Persons

     S.S. or I.R.S. Identification Nos. of Above Persons

     Grape Investors, LLC - IRS Identification #33-0712011
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 ii. Check the Appropriate Box if a Member of a Group (See Instructions) (a) / /
                                                                         (b) / /
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iii. SEC Use Only
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 iv. Sources of Funds (See Instructions)

      WC
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  v. Check if Disclosure of Legal Proceedings is Required Pursuant to Items
                                                                2(e) or 2(f) / /
--------------------------------------------------------------------------------

 vi. Citizenship or Place of Organization

     State of Delaware
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vii. Aggregate Amount Beneficially Owned By Each Reporting Person

     5,141 Limited Partnership Interests
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viii. Check if the Aggregate in Row (7) Excludes Certain Shares
                                                          (See Instructions) / /
--------------------------------------------------------------------------------
 ix. Percent of Class Represented by Amount in Row (7)

     Approximately 5.29 percent of the issued and outstanding Limited Partnership Interests
--------------------------------------------------------------------------------
 x.  Type of Reporting Persons (See Instructions)

      OO
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                                      14D-1


 CUSIP NO. (None)                                             Page 3 of 4 Pages

--------------------------------------------------------------------------------
 1.  Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

     Arlen Capital Advisors, LLC - IRS Identification #33-0713478
--------------------------------------------------------------------------------
 2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
 3.  SEC Use Only
--------------------------------------------------------------------------------
 4.  Sources of Funds (See Instructions)

      AF
--------------------------------------------------------------------------------
 5.  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
                                                                2(e) or 2(f) / /
--------------------------------------------------------------------------------
 6.  Citizenship or Place of Organization

     State of California
--------------------------------------------------------------------------------
 7.  Aggregate Amount Beneficially Owned By Each Reporting Person

     5,141 Limited Partnership Interests
--------------------------------------------------------------------------------
 8.  Check if the Aggregate in Row (7) Excludes Certain Shares (See
                                                               Instructions) / /
--------------------------------------------------------------------------------
 9.  Percent of Class Represented by Amount in Row (7)

     Approximately 5.29 percent of the issued and outstanding Limited Partnership Interests
--------------------------------------------------------------------------------
10.  Type of Reporting Persons (See Instructions)

      OO
--------------------------------------------------------------------------------

                        AMENDMENT NO. 2 TO SCHEDULE 14D-1

     This Amendment No.2 (Final Amendment) amends the Offer to Purchase on
Schedule 14D-1 filed with the Securities and Exchange Commission on June 10, 1997 by Grape Investors, LLC, a Delaware limited partnership (the "Purchaser"), as amended by Amendment No. 1 thereto (the "Schedule 14D-1"), relating to the tender offer by the Purchaser to purchase up to 20,000 limited partnership interests ("Interests") in Damson/Birtcher Realty Income Fund I, a Pennsylvania Limited Partnership (the "Partnership"), for a purchase price (the "Purchase Price")of $1,956 for each .01 percent interest or, approximately $200 per Interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Interests after June 1, 1997, net to the seller in cash, without interest, upon the terms set forth in the Offer dated June 10, 1997 and in the related Agreement of Sale, as each may be supplemented or amended from time to time (which together constitute the "Offer"), to include the information set forth below. Terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

Item 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 4 (a) is hereby supplemented and amended as follows:

     "The total amount of funds required by the Purchaser to purchase the 633 Interests accepted for payment pursuant to the Offer, exclusive of fees and expenses, is $126,576. To date, the Purchaser has accepted for payment, a total of 5,141 Interests. The total amount of funds required by the Purchaser to purchase the 5,141 Interests, exclusive of fees and expenses, is $604,703. The Purchaser obtained such funds (plus amounts to pay fees and expenses) from capital contributions from its partner and investors."

Item 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 6 (a) - (b) is hereby supplemented and amended as follows:

     "The Offer expired at 12:00 Midnight, Pacific Standard Time, on Wednesday, September 24, 1997. Based on the information provided by the Depositary to the Reporting Persons, pursuant to the Offer, as of 12:00 Midnight, Pacific Standard Time on Wednesday September 24, 1997, the Purchaser accepted for payment 633 Interests, constituting approximately .67% of the outstanding Interests. To date, the Purchaser has accepted for payment, a total of 5,141 Interests, constituting approximately 5.29% of the outstanding Interests."

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    October 2, 1997               GRAPE INVESTORS, LLC

                                   By:  Arlen Capital Advisors, LLC
                                        its Manager

                                        By: /s/ DON AUGUSTINE
                                            ----------------------------
                                            Don Augustine, Manager